UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                       Amendment No. 3
                        FORM 10 - SB


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   URBANALIEN CORPORATION
               ------------------------------
      (Name of Small Business Issuers in its charter)


          NEVADA                        88-0503197
      --------------                  --------------
(State of other jurisdiction         (I.R.S. Employer
             of                   Identification Number)
incorporation or organization


       5180 Orbitor Drive,             L4W 5L9
   Mississauga, Ontario, Canada
 -------------------------------     ------------
     (Address of principal            (zip code)
      executive offices)


Issuer's telephone number: 905 629-6677.

Securities to be registered under section 12(b) of the Act: None

Securities to be registered under section 12(g) of the Act:

50,000,000 shares of Common Stock, par value $0.001 - As of
September 30, 2002, we had 17,132,500 shares of Common Stock issued and outstanding

5,000,000 shares of Preferred Stock, par value $0.001 - As of September 30, 2002, we have no shares of Preferred Stock issued and outstanding




PAGE-1-




TABLE OF CONTENTS

PART I - ITEM 1. DESCRIPTION OF BUSINESS                       2

  RISK FACTORS                                                 2

PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND
PLAN OF OPERATIONS                                             2

PART I - ITEM 3. DESCRIPTION OF PROPERTY                       2

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT                                          2

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS                                            2

PART I - ITEM 6. EXECUTIVE COMPENSATION                        2

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS                                                   2

PART I - ITEM 8.  DESCRIPTION OF SECURITIES                    2

PART II - ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.                                                       2

PART II - ITEM 2. LEGAL PROCEEDINGS                            2

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE             2

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES     2

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND
DIRECTORS                                                      2

PART F/S. FINANCIAL STATEMENTS                                 2

PART III - ITEM 1.  EXHIBITS                                   2







PAGE-2-




PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Urbanalien, Inc. is a Nevada corporation formed in July
2001.   Since  our  inception,  we  have  devoted   our
activities to the following:

  *    Raising capital;
  *    Establishing our Interactive kiosk terminals business; and
  *    Developing our infrastructure.


We have never been the subject of any bankruptcy or receivership action. We have had no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets outside the ordinary course of business.

We are engaged in the business of deploying high-speed, interactive kiosk terminals in theaters and similar public venues. We have three different models of kiosks deployed, as follows: 4 custom built kiosks which were custom designed for us. The additional two models are EP1000 and EP4000 model casings from E-Point in Scotland which are not custom designed. All the three models are running our Urbanalien application.

  However,  each of these kiosks has the following features:
These kiosks have two plasma screens, one that displays full-motion, full-screen video and one that is touch-screen interactive. A plasma screen uses a liquid plasma rather than a traditional television tube to display the pictures. Our full motion screens have the same frame rate as television and are of the similar quality and have full-screen capability, meaning they use the full 15 inch diagonal with no framing device. Our touch screen not only shows pictures but allows a user interact with Internet based content, fill in surveys, print coupons and view promotional material such as trailers. We currently operate 12 kiosks in four locations.

Our goal is to provide a fully serviced, integrated, interactive media network that will support advertising, content distribution and data collection.

We have conducted our operations since July 2001. We are a development stage company with limited revenues of $9,687 from inception through September 30, 2002. From our inception to September 30, 2002, we incurred operating losses of $ 2,248,203. We have spent no funds on R&D.

We have no current revenue generating agreements with and have not entered into any revenue generating contracts or agreements, formal, informal, current or past, with any theater, sports arena or other public sites.




PAGE-3-




We operate a web-site at www.urbanalien.com which provides information about our Interactive kiosk terminals. This site may only be viewed by browsers that are Flash enabled. Our website development is as currently in a general introductory stage. This website was developed as part of a contract with Blir, Ltd., which provided significant infrastructure development services for us in addition to website development, including:

*    System network blueprints and documentation
*    System reporting requirements and planning
*    Content management analysis and planning
*    Content distribution analysis and planning
*    Logo design and introductory web-site
*    Technical assistance in maintaining the website

No further services are being rendered under this agreement.
Nothing on the web-site is part of this registration statement.

Neither  our  articles  of  incorporation  nor  our  by-laws prohibit  us  from  changing our  plan  of  operation  to  a
business  different  than  our  planned  interactive   kiosk
terminal operation.

PRINCIPAL PRODUCTS AND SERVICES

Our principal product, our kiosks, combine in a single unit, computer systems, telecommunication peripherals such as modems, and multimedia hardware. We have three different models of kiosks deployed in trial. Our kiosks are connected to the Internet through a dedicated high-speed connection.

We will use our kiosks to provide or enable:

Advertising including ad serving, ad tracking and usage analysis; interactive advertising and display advertising

Our kiosks enable the selling of creative interactive advertising such as banners, micro-Web sites and animations, as well as coupons, display advertising, and full motion, full screen advertising.

Customer surveys, which among other things will give the film industry the equivalent of television overnight ratings
- Using our technology, we can provide the film industry the equivalent of television overnight ratings for the first time. At the same time consumers are rewarded with promotional giveaways, such as movie posters, for completing these surveys. We have no agreements with consumer profiling specialists in place as of the date of this registration statement.

Data collection and data mining - Through licensing access to our network to consumer profiling specialists, Urbanalien aims to sell research and survey related data through our data collection and analysis capabilities. The data collection should provide an additional revenue stream for Urbanalien as we will charge for access to the data we collect.

*    Special national event campaigns
*    Demographic polling, coupons, cross promotions
*    Entertainment related material




PAGE-4-




The Kiosks

Hardware Design and Development:

On-site terminal installation and servicing are currently managed our own employees. Currently we also request Touchpoint from time to time for installation service or a service company, Metafore on as need basis. We have not entered into any agreement with any company to provide these services.

TouchPoint is responsible for delivering design, production and concept development and technology advisory services.


Software Design and Development:

To provide for infrastructure development, we have secured a business relationship with TouchPoint Management, our sole provider of software design and development and consultant in this area. TouchPoint provides us with their custom application, Catapult, for our kiosk operating system. Catapult provides a complete framework for kiosk networks, including the ability to modify content off-site, content management, security management, advertising management, and other features.

It provides the following features:

     * Advertising: an engine to display links to advertiser custom or existing content. A schedule to determine available ads and playback schedule.

     * Movie trailer Component: an engine to automatically scroll and playback available trailers based on theatre location.

     * Feedback: A data collection component to accumulate feedback pertaining to the device and specific content.

     * Surveys: a custom survey component to collect user data pertaining to advertisers or content providers.

     * Web Portal: a custom web browsing portal allowing the user to view and navigate permissible content.

     * Coupons: A custom coupon component prints advertisers and sponsors coupons for promotions




PAGE-5-




It is based on a Microsoft platform to enable deployment of functional rich media applications. Catapult provides the opportunity to present complex application presentations without requiring programming expertise. The custom application of Urbanalien can only be licensed to the competitors or related market by Urbanalien. TouchPoint develops and maintains a suite of publishing, processing and application tools and technologies that: streamline the creation of content and advertising, support the quality of service demands of the network, support ad serving, tracking and report generation and support data collection, analysis and report generation. Our technology supports full motion full screen advertising on screen, including ad serving, ad tracking and usage analysis; interactive advertising and display advertising.


Content Design, Development and Updating:

Content programming is required only when we need to change or update the content running on the kiosk terminal; for example, when we need to update new trailers or insert an advertising banner for a company. Currently we have one part time employee who manages the graphics requirement for the updates. If there is an additional expertise required to update this content, we currently use Touchpoint on as need basis to provide this service on a discounted hourly rate of $85 per hour.

Current features:

Our objective is to provide fully serviced, integrated, interactive media networks linking our kiosks that will support advertising, content distribution and data collection. In our initial network deployment of interactive kiosk terminals in theatres, movie-goers will view advertising supported content, film trailers, as well as interact and fill in related content surveys.

The principal differences between our custom designed and our non-customized kiosks is in appearance only, not in features.The custom designed kiosks are much more futuristic looking as opposed to the flat panel non-custom kiosks.

Future features:

The kiosk terminals in the future could also be extended to
access  entertainment  news, print coupons  for  concession
discounts  and dispense admission tickets for the theatres.
We have not taken any steps to implement these feature.  We
have  no estimate of the cost or timing to implement  these
features.   However, we do not believe  that  our  business
plan would be seriously harmed if we are not able to implement these features in the future.

Mock-Up/Prototypes:

We have working models of kiosks deployed. These prototype
kiosks have two screens, one that displays full-motion,
full-screen  video.  This is essentially TV quality sound
and picture. The second  is  touch-screen interactive.
Being touch-screen interactive means the bottom screen
allows users, for  example, to  interact  with Internet
based content, fill in  surveys, print   coupons  and  view
promotional  material  such   as trailers.




PAGE-6-




Manufacture:

We currently acquire kiosks from Touchpoint Solutions who in turn procure kiosk casings from e-Point Technologies. The remainder of the kiosk including plasma screens and computing systems is sourced from various sources such as Compar. Should there be a need to source alternate kiosk platforms or components in the market, we have found other companies and product providers such as Netkey, Netnearu, and DFI. Given the alternative suppliers, we believe we would experience no disruption to the supply of kiosks.

Execution and Implementation of installment agreements:

We plan a national rollout in theatres in Canada as well as
other  appropriate  future  locations  such  as  arenas  in
Canada,   United  States  and  United  Kingdom.  Currently,
Urbanalien has completed our trial and review periods with Galaxy Entertainment and Cineplex Odeon, our kiosks remain on location and we are currently negotiating a formal agreement with each for permanent placement of our kiosks.
We have contacted one mall developer. However, we have no agreements to place any kiosks in theaters, sporting arenas or any other venues as of the date of this registration statement.

Initially, we intend to roll out the kiosks in all areas of
Canada in which Cineplex Odeon, Galaxy Entertainment or any
other  theater  chain  with which we sign  agreements  have
their  theaters located.  Cineplex and Galaxy have theaters
throughout   Canada.   We  would  then  attempt   to   sign
agreements  with  theater chains in the United  States  and
thereafter   the  United  Kingdom.   However,   we   cannot
undertake any roll out anywhere until we secure the necessary funding, which we don't have as of the date of this registration statement.

Maintenance:

Network maintenance is provided through Urbanalian supplemented by Touchpoint. We perform maintenance by accessing a secure operational website showing any operational problems. The software is designed to detect and remedy as many problems as possible without the necessity of an on-site visit. Other problems, like printer problems or the kiosk being unplugged, must be fixed on-site by theater owners or our staff.

We are in discussions with Metafore to provide network and on-site kiosk installation and service for national network maintenance. We anticipate that Metafore will be a provider of network support for Urbanalien on a contracted basis upon full deployment. We have not entered into any agreement with any company to provide these services.




PAGE-7-




Status of Agreements/Understandings:


Galaxy Cinemas: The Memorandum of Understanding permitting initial trial installation expired. The Memorandum required us to meet the following criteria, which were met:

*    Development of the software
*    Install and operate the kiosks
*    Provide maintenance and error corrections

Kiosks installed on trial basis remain installed. No revenue is being generated. We are currently involved in negotiations for a formal agreement.

Cineplex Odean: The Memorandum of Understanding permitting initial trial installation expired. The Memorandum required us to meet the following criteria, which were met:

*    Development of the software
*    Install and operate the kiosks
*    Provide maintenance and error corrections

Kiosks installed on trial basis remain installed. No revenue is being generated. We are currently involved in negotiations for a formal agreement.

Famous Players:  We initially entered into a memorandum of
understanding to deploy kiosks at Famous Players, however
Famous Players indicated they were not interested in
entering into a formal, revenue producing agreement because
their parent objected to the advertising features of our
kiosks.   We removed the kiosks in April 2002.  We
generated no revenues but incurred expenses of approximately $25,000 in connection with that memorandum of understanding.

Since our inception through September 30, 2002, we have incurred losses of $2,248,203 for continued operations of the kiosks.

Touchpoint

We entered into a Professional Service Agreement with TouchPoint Management Corporation to provide the following services:

*    Reception facilities
*    Office Furniture
*    Use of the Boardroom as needed
       o These are at the TouchPoint offices and are in addition to those in our office. We use these facilities only if we happen to be at Touchpoint's location and need to use office space. The use of this space for this purpose is minimal.
*    General Office functions
*    Accounting services
*    Record keeping
*    Banking




PAGE-8-




*    Transaction processing and maintain audit trails
*    Complete accounting process including the unaudited statements
*    Communication and connectivity facilities
*    Telephone
*    Fax
*    Internet
*    Network
*    Human resources
*    Processing Payroll
*    Employees and contractor record keeping

The agreement is for a term commencing August 1st, 2001 and expires on December 31st, 2002. We pay Touchpoint
$14,000.00 per month for these services.

Marketing

We intend to use a combination of public relations, sales materials, events, interactive and co-operative marketing, in conjunction with businesses providing products or services to us or to which we supply products or services, although we have no partners as of the date of this registration statement.

We also intend to participate in trade shows such as Show Canada, held in April each year, and other related trade shows. In addition Cineplex Odeon released publicity materials in April 2002, featuring Urbanalien and Cineplex in a brochure targeted at theatre exhibitors.

Competition

The digital media services and technology industry is highly fragmented and competitive.

Our ability to compete effectively will depend upon our ability to maintain high quality, market-driven services.
Many of our current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than those, as well as other competitive advantages over us.

We face competition from kiosk developers or technology companies that support networked kiosks and theatre operators themselves.

Kiosk development competitors include both full service and niche companies. Full-service kiosk development companies provide broad developmental content, work primarily in the work-for-hire model and include large, better funded and staffed companies such as IBM. We cannot compete effectively with these companies; however, we do not believe these companies are focused on type of installation locations on which we are currently focusing, particularly movie theaters and sporting arenas. For example, these companies appear to be focused on installing products in or related to ATM or banking machines.




PAGE-9-




Niche interactive development companies, on the other hand, offer a variety of interactive content production services to the media and entertainment industries such as
ExtendMedia or BCE's Bell ComboBox. Instead of producing content, they could offer content directly on kiosks. ExtendMedia BCE Bell are not focused on kiosk installation in remote locations and thus currently are not believed to be significant competitors.

Theatre owners themselves could install networks of integrated kiosks but could, because of restrictions in their exhibitor and distribution agreements with studios, face difficulties in securing multiple agreements with entertainment companies. They would also have to provide nationwide  high-speed  connection and  quality  of  service
across  the  network.   Accordingly,  we  currently  do  not
anticipate facing competition from theater owners in the near future as no theaters in Canada install their own kiosks. If we expand to the US, there is only one theater chain with their own kiosks, which we believe is related to AMC theaters.

Future Plans

We currently plan to do the following:

  Milestone         Expected        Explanation       Date When      Cost
                   Manner of                         Step Should
                 Occurrence or                            be
                   Method of                         Accomplished
                  Achievement
-----------------------------------------------------------------------------
Test market      Successfully     Kiosks are          8 Months       $1.3
and deploy       complete         typically deployed  Trial Deploy   million
our scheduled    trial            through a lease     Complete -
roll out of      deployment,      financing           July
networked        Find and         agreement rather    Phase 1
kiosks with      Agree Lease      than capital        Deploy- 10
Galaxy           Financer for     purchase. A lease   locations by
Entertainment    kiosks,          is arranged with a  end of
and Cineplex     Lease            third party         September
Odeon,           Equipment,       leasing company     Phase 2
                 Agree Install    that provides       Deploy - 15
                 & Maintain       leases in exchange  further
                 Service          for minimum         locations by
                 Company          revenue             end of
                                  guarantees.         December

                                  Install and
                                  Maintenance
                                  service company
                                  contract will be
                                  necessary for




PAGE-10-




                                  future deployment
                                  to install kiosks,
                                  keep a supply of
                                  spares on hand for
                                  servicing and
                                  service deployed
                                  kiosks. We are in
                                  discussions with
                                  Metafore to
                                  provide this
                                  service on a
                                  contracted basis
                                  upon future
                                  deployment that
                                  would include our
                                  current deployed
                                  kiosk terminals.
                                  No agreement has
                                  been reached.
-----------------------------------------------------------------------------
Research and     Develop Data     We are in           2 - 4 months   No
development      requirements     discussions with                   charge
of key           from deployed    both Cineplex                      -
internal         trials,          Odeon and Galaxy                   Covered
systems and      Commission       as to the type of                  by
technologies     product          usage data to be                   Shares
including        development      collected and                      for
data             from             reported. Usage                    Services
collection &     Touchpoint       data includes data                 agreement
analysis and                      such as:  average
ad serving                        sessions per day,
and tracking,                     average session
                                  length. Based on
                                  our discussion
                                  with these parties
                                  we may request
                                  further
                                  application
                                  development to
                                  track different
                                  types of usage -
                                  average sessions
                                  per day part (i.e.
                                  - 15 minute
                                  intervals)
                                  Touchpoint has the
                                  experience and
                                  expertise to
                                  develop and
                                  standardize these
                                  reports for
                                  Urbanalien.  These
                                  services are
                                  currently
                                  requested on as
                                  need basis.
-----------------------------------------------------------------------------
Enter an         Finalize                             2 months       No
agreement        current                                             charge
with Bell        negotiations,
Simpatico,
AT&T or other
such
companies to
provide
Internet
connection
for
Interactive
kiosk
locations and
network,
-----------------------------------------------------------------------------
Further          Develop Data     See above           3- 5 months    $150,000
develop our      requirements
custom           from deployed
application      trials,
development      Commission
and co-          product
development      development
projects,        from
                 Touchpoint,
-----------------------------------------------------------------------------




PAGE-11-




-----------------------------------------------------------------------------
Enter and        Identify                             2 - 4 months   No
develop a        Consumer                                            Charge
Joint            Profiling
Development      company &
Business         Negotiate
Agreement        revenue share
with media       agreement,
agencies such
as Bell
Globemedia,
and other
media
agencies to
secure shared
revenues.
-----------------------------------------------------------------------------
Continue to      Identify &                           3 months       No
research         approach                                            charge
companies        Consumer
that can         Profiling
provide          companies
creative and     with revenue
entertainment    share
content as       proposal.
well as data
collection
companies to
leverage
information
we collect
from our
Interactive
kiosk network
in each
location.
-----------------------------------------------------------------------------

We plan a national rollout in theatres in Canada as well as
other  appropriate  future  locations  such  as  arenas  in
Canada,   United  States  and  United  Kingdom.  Currently,
Urbanalien has completed our trial and review periods  with
Galaxy  Entertainment and Cineplex Odeon, our kiosks remain
on  location  and  we  are currently negotiating  a  formal
agreement with each for permanent placement of our  kiosks.
We  have  contacted one mall developer and  on  agent  with
relationships  with  National  Hockey  League   and   other
Canadian arenas. However, we have no agreements to place any kiosks in theaters, sporting arenas or any other venues as of the date of this registration statement.




PAGE-12-




Initially, we intend to roll out the kiosks in all areas of Canada in which Cineplex Odeon, Galaxy Entertainment or any other theater chain with which we sign agreements have their theaters located. Cineplex and Galaxy have theaters throughout Canada. We would then attempt to sign agreements with theater chains in the United States and thereafter the United Kingdom.
We currently do not have the funds available to implement any of these plans.

Product Liability

We do not anticipate carrying our own product liability insurance. We anticipate that any agreements with content providers using our kiosks will include related warranty or product liability insurance and indemnify us from claims by customers not fully satisfied with products purchased through the kiosks. As we have not yet begun to deploy extensive networks or locations, there have been no claims made against us.

Employees

We have two full-time employees in management, and two part time employees, one a designer who devotes 50% of his time to Urbanalien activities and our CEO, who is contracted to devote approximately 80% of his time to Urbanalien activities.

RISK FACTORS

Our poor financial condition raises substantial doubt about our ability to continue as a going concern. You will be unable to determine whether we will ever become profitable.

We are a development stage company. We have conducted our operations since July 2001. We are a development stage company with limited revenues of $9,686.84 from inception through September 30, 2002. From our inception to September 30, 2002, we incurred operating losses of $2,248,203. In addition, as of June 30, 2002, we had only $5,760 of current cash available. Our current cash resources of $1,998 are not sufficient to satisfy our cash requirements to keep our business open over the next twelve months. In order to keep our business open with minimal operations for the next 12 months, we need an additional $35.000. In addition, we estimate our business needs an additional $2,000,000 cash infusion to implement our business plan through the next 12 months. In order to become profitable, we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.




PAGE-13-




We have no revenue generating contracts or agreements, written or oral, with any customers and may not have any revenue generating contracts or agreements in place with any customers in the future.

Because of our lack of revenue generating contracts or agreements, written or oral, with any customers, and the possibility that we may never have any of these contracts or agreements, an investor cannot determine if we will ever generate revenues, implement our business plan or become profitable.

We are a development stage company in public access
Interactive kiosk terminals and we have limited operating history; because our planned growth is contingent upon receiving additional funding, you will be unable to evaluate whether our business will be successful.

Our business development is contingent upon raising debt or equity funding. We have no sources of funding identified. You must consider the risks, difficulties, delays and expenses frequently encountered by development stage companies in our business, which have little or no operating history, including whether we will be able to overcome the following challenges:

* Inability to raise necessary revenue to operate for the next 12 months or thereafter
* Advertising and marketing costs that may exceed our current estimates
*    Unanticipated development expenses
* Our ability to generate sufficient revenues to offset the substantial costs of operating our business

Because significant up-front expenses, including advertising, sales, and other expenses are required to develop our business, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our lack of operating history, you will have no basis upon which to accurately forecast our:

*    Total assets, liabilities, and equity
*    Total revenues
*    Gross and operating margins
*    Labor costs

Accordingly, the proposed business plans described in this registration statement may not either materialize or prove successful and we may never be profitable. Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.




PAGE-14-




Because our public access Interactive kiosk concept has not been widely accepted by the public, we face significant barriers to acceptance of our concept and services.

Our business involves the use of interactive kiosk terminals to provide entertainment-related content, information, promotions and services. The use of the Internet is a relatively new form by which to provide this information. Traditionally, this type of information and concept is not readily offered at single point to the consumers and the entertainment venues have not implemented the concept to capture the captivated audience in the theatres. Accordingly, we face significant barriers prove our innovative concept and overcome in consumer preferences using the entertainment content and information that we offer.

We will rely upon third parties for the mechanical development and maintenance of our Interactive kiosk terminals; any failures on the part of our third party providers may inhibit our internet access and the security and integrity of our software and data.

We anticipate that we will rely on third parties to maintain, house and operate the Interactive kiosk terminals at locations, and servers that host our services. Although we anticipate that our agreements with these third parties will include service agreements, in the event, any technical failures, the third parties may not comply with the terms of the service agreements. No mechanical development and maintenance agreements are currently in place. Any service interruptions resulting from failures by third party maintenance providers would reduce confidence in our concepts and services. In addition, we anticipate that we will rely upon third parties to process our billings and payments due to us. Any service interruptions by these third party providers due to computer failures, labor problems, or other unforeseen developments, could cause possible cash flow disruptions. Any failures on the part of our third party providers could reduce revenues we receive from the operation of our Interactive kiosk terminals at locations and servers.

Our vulnerability to security breaches, glitches and other computer failures could harm our future business relationships, our ability to establish our future income and our ability to promote our brand name.

We will offer our Interactive kiosk terminal and server connection through Internet access. The secure transmission of confidential data information over public networks is a critical element of our operations. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our operations. If we are unable to prevent unauthorized access to our users' information, our customer relationships will be harmed. Although we intend to implement industry-standard security measures, these measures may not prevent future security breaches. Heavy stress placed on our systems could cause systems failures or operation of our systems at unacceptably low speeds.




PAGE-15-




Officers, directors and principal stockholders can exert control over matters requiring stockholder approval.

Executive officers, directors and holders of 5% or more of our outstanding common stock, namely Anila Ladha, Shamira Jaffer, Steve Billinger and Richard Griffiths, will, in the aggregate, beneficially own approximately 52.5% of our outstanding common stock. These stockholders will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

Our management decisions are made by our Chief Executive
Officer, Anila Landa; if we lose her services, our revenues may be reduced.

The success of our business is dependent upon the expertise of our Chief Executive Officer. Because Ms. Landa is essential to our operations, you must rely on his management decisions. Ms. Landa will continue to control our business affairs after the offering. There is no agreement with our Chief Executive Officer, Ms. Landa that would prevent her from leaving our company, and have not obtained any key man life insurance relating to her. If we lose his services, we may not be able to hire and retain another Chief Executive Officer with comparable and extensive experience. As a result, the loss of Ms. Landa's services could reduce our revenues.

A  key  officer devotes less than full time to our business.
This may reduce our revenues.

Ms. Shamira Jaffer as COO devotes approximately 40% of her time to our business. Ms. Jaffer may not be able to devote the time necessary to our business to assure successful implementation of our business plan.

We are authorized to issue preferred stock which, if issued, may adversely affect or reduce the market price of our common stock.

Our directors are authorized by our articles of incorporation to issue shares of preferred stock without the consent of our shareholders. Our preferred stock, when issued, may rank senior to common stock with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. Our directors will set such preferences. The issuance of such preferred shares and the preferences given the preferred shares, do not need the approval of our shareholders. The existence of rights, which are senior to common stock, may reduce the price of our common shares. We do not have any plans to issue any shares of preferred stock at this time.




PAGE-16-




Because our common stock is considered a penny stock, our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations below.

Certain Nevada corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.

Shares eligible for future sales under Rule 144 if sold could reduce the market price of our shares.

There are 8,435,000 shares of our common stock held by non-affiliates and 9,065,000 shares of our common stock held b y affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, 8,435,000 are currently available for resale under the provisions of Rule 144(k). The remaining shares may be resold under Rule 144. Of these remaining shares, 2,695,000 held by an affiliate are subject to a right of first refusal with us.

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stock sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years are be entitled to sell their shares under Rule 144(k) without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.




PAGE-17-




As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the date of this prospectus. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.



PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND
PLAN OF OPERATIONS

Overview

We are engaged in the business of deploying high-speed, interactive kiosk terminals in theaters and similar public venues.

Our goal is to provide a fully serviced, integrated, interactive media network that will support advertising, content distribution and data collection.

Since our inception, we have devoted our activities to the following:

     *    Raising capital

        From inception to date, we have raised $510,000 from the sale of 4,250,000 shares of our common stock

     *    Securing infrastructure services

       On August 1st 2001, we entered into an agreement with TouchPoint Management Corporation to provide infrastructure and accounting services for a monthly fee of $14,000 until 31st December 2002. At end of term we would enter into negotiation for a continuance of these services. Touchpoint Management is located at 5180 Orbitor Drive, Mississauga,
       Ontario, Canada L4W 5L9, and provides services to Urbanalien per the service contract sent in the previously submitted 10SB filing. This property is owned by 1338917 Ontario Inc.

     *    Establishing our web-site and technical services

       On July 31st 2001 we entered into an agreement with Blir to develop our web-site technical matters. Our website is currently operational.




PAGE-18-




Current Results of Operations and Financial Status

We have conducted our operations since July 2001. We have generated limited revenues of $9,687 from inception through September 30, 2002 and have incurred operating losses of
($2,248,203).     Our   revenues   were    generated    from
participating in a promotion for Adidas for a promotional firm, OMD/BBDO Canada at which we handed out items such as
coupons,  T-shirts and bags.   In addition, as of September 30,
2002, we had only $1,998 of current cash available with liabilities exceeding our assets by $228,303.

July 30, 2001 to September 30, 2002


Income
Statement
----------
Revenues           9,687

Cost of           40,264
Revenues
Operating

Expenses:

Impairment       854,063

  Marketing
and Selling        6,962

  General
and            1,357,740
Administrative

TOTAL
OPERATING      2,218,765
EXPENSES      ===========



Income/(loss) (2,249,342)
before
Taxes

Other              1,139
Income

Net           (2,248,203)
Income/(Loss)


Of our expenses, $928,883 represents business advisory and professional consulting services such as services received from Touchpoint.

The accounts receivable of $9,687 from the special promotion for BBDO was collected in the first quarter 2002. Other receivables from Bell Globemedia of $18,365 from event promotions and $8,897 from Airam Capital for our audit costs which Airam agreed to pay on our behalf have not yet been collected.




PAGE-19-




Liquidity and Capital Resources

We are a development stage company. We have conducted our operations since July 2001. We are a development stage company with limited revenues of $9,687 from inception through September 30, 2002. From our inception to September 30, 2002, we incurred operating losses of $2,248,203. In addition, as of September 30, 2002, we had only $1,998 of current cash available. Our current cash resources of $1,998 are not sufficient to satisfy our cash requirements to keep our business open over the next twelve months, only for the next approximately 3 months. In order to keep our business open with minimal operations for the next 12 months, we need an additional $35,000. In addition, we estimate our business needs an additional $2,000,000 cash infusion to implement our business plan through the next 12 months. In order to become profitable, we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

The implementation of our business plan has been delayed.
Because we cannot reasonably determine the future revenues from our long-lived assets and may not achieve revenues in 2003, management has recorded an impairment charge of $854,063.


We   have   no  viable  plans  to  overcome  our   financial
difficulties at this time.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

Net cash used in operating activities for the period from inception, July 30, 2001 to year-ended September 30 ,2002 was $234,155. The cash used in operating activities was primarily attributable to professional management and consulting services. Net financing activities provided cash proceeds of $324,000 from the sale of our common stock under Rule 504 and an additional $150,000 from sales of our common stock under Regulation S.

Investing activities used $237,847 to finance capital expenditures, including the following:

During the period January 2002 to June 2002 we have acquired capital assets of $146,645 which comprised of 10 kiosks for Cineplex rollout for the amount of $143,915 and computer
equipment for the amount of $2,730.   During 2001 we have
acquired capital assets of 4 kiosks as demo units at a cost of $89,792, and computer equipment for the amount of $1,410. This increase was the result of our preparation for our kiosk roll out.




PAGE-20-




Cash at period ended September 30, 2002 amounted to $1,998 from date of inception July 31, 2001. Our current assets for period ended September 30, 2002 are lower than our current liabilities by $373,622. We had no commitments for capital expenditures as of September 30, 2002.

PART I - ITEM 3. DESCRIPTION OF PROPERTY

Our current business operation is conducted from 5180
Orbitor Drive, Mississauga, Ontario, Canada, L4W 5L9. We lease approximately 2,500 square feet from 1338917 Ontario, Inc. The lease is for a term of three years, commencing the first day of August 2001. The annual rent is $ 30,500.00.
1338917 owns the property located at 5180 Orbitor and sublets to several tenants including Urbanalien and Touchpoint Management.

Our telephone number at the above location is 905 629-6677.

We do not intend to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.

   Name                     Number of Shares    Percentage
  -----------------------  -----------------   ---------------
   Anila Ladha                  3,185,000         16.6%
   5180 OrbitorDrive,
   Mississauga, L4W 5L9

   Shamira Jaffer               3,185,000         16.6%
   5180 OrbitorDrive,
   Mississauga, L4W 5L9

   Steve Billinger              1,000,000          5.2%
   5180 OrbitorDrive,
   Mississauga, L4W 5L9

   Richard Griffiths (1)        2,695,000         14.1%
   965 Bay Street, Suite 2005
   Toronto, Ontario, M5L 2S5

   All directors and            9,065,000         33.2%
   named executive
   officers as a group
   (3 persons)

(1) Shares subject to right of first refusal so long as Griffiths remains an affiliate. He must give notice of intended sale to us. We can buy at the greater of book value or $.12 per share if there is no market for our stock and at the average 10 day trading price if there is a market for our stock.




PAGE-21-




This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 19,132,500 shares of common stock outstanding as of September 30, 2002.



PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS

The  board  of  directors  elects  our  executive  officers
annually.   A  majority vote of the directors  who  are  in
office is required to fill vacancies.  Each director  shall
be  elected  for  the  term  of one  year,  and  until  his
successor  is elected and qualified, or until  his  earlier
resignation   or  removal.  Our  directors  and   executive
officers are as follows:

      Name         Age                  Position
----------------------------------------------------------------
Joey Dwyer         33     Chief Technology Officer

Anila Ladha        46     Chief Executive Officer, Secretary,
                          Director, CFO and principal accounting
                          officer

Shamira Jaffer     42     Treasurer, Director, COO


Joey Dwyer, Chief Technology Officer joined us in August 2001 on part-time basis to develop the technology and custom application strategy. In this capacity, Mr. Dwyer devotes approximately
15% of his time to our business. Mr. Dwyer co-founded Blir, a software development & services company and was CEO from June 1994 to date and CTO of Catapult Integrated
Technologies, now known as Touchpoint Solutions Corporation where Mr. Dwyer has been serving from January 2002 to present. He received a B.S.F.S. in International Security from the Georgetown University School of Foreign Service in 1991.




PAGE-22-




Anila Ladha is a Secretary, Director and Chief Financial officer, who offers management services on as needs basis to us as part of a Professional Service Agreement with TouchPoint Management Corporation. In this capacity, Ms Ladha devotes approximately 60% of her time to our business. Anila is a founding partner and President of BMS Business Management Services Corporation since January 1987 to present, and founding partner and CFO of TouchPoint Management Corporation from October 1999 to present. BMS Business Management Services Corporation provided accounting and management consulting services, network solutions, software implementation and training and integration.

Ms. Ladha serves as the principal executive officer and principal accounting officer.

Shamira Jaffer, Treasurer, Director, Chief Operating Officer, who offers management services on as needs basis to us as part of a Professional Service Agreement with TouchPoint Management Corporation. In this capacity, Ms Jaffer devotes approximately 40% of her time to our business. Ms Jaffer was the Vice President of Business Development and a founding partner of BMS Business Management Services Corporation from January 1987 to present, and COO of TouchPoint Management Corporation from October 1999 to present. Ms Jaffer studied at SFU in British Columbia and received her B.A in Linguistics and Philosophy at the University of Alberta.


In the event of a tie vote between our two directors, Ms.
Anila Ladha will break the tie.

As of December 1, 2002, Mr. Billinger became a consultant to Urbanalien. He received 1,000,000 shares, which we agreed to register on Form S-8. He will act as a consultant until we raise $250,000, or generates such amount through business activities, or a combination thereof, at which time we anticipate he will become our President and CEO. It is anticipated that under the employment agreement with Mr. Billinger, he will receive the following compensation:

Twenty one thousand Canadian dollars per calendar month, plus shares of our common stock on the following dates, so long as employee is still an employee at the end of each quarterly period specified below:


          First Year of Agreement-Q1              100,000.00
          First Year of Agreement-Q2              125,000.00
          First Year of Agreement-Q3              150,000.00
          First Year of Agreement-Q4              175,000.00
          Second Year of Agreement-Q1             200,000.00
          Second Year of Agreement-Q2             225,000.00
          Second Year of Agreement-Q3             250,000.00
          Second Year of Agreement-Q4             275,000.00
                                               ----------------
                                                2,500,000.00




PAGE-23-




In addition, we have granted Mr. Billinger the right to convert any amounts owed for services rendered, whether previous to, during, or subsequent to the Consulting
Agreement at a price of $.12 per share.


Family Relationships

There are no family relationships among our officers, directors, or persons nominated for such positions.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings that would be material to an evaluation of our management.


PART I - ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth summary information concerning the compensation received for services rendered to us during the fiscal year ended December 31, 2001 by our Chief Executive Officer. No other executive officers received aggregate compensation during our last fiscal year that exceeded, or would exceed on an annualized basis, $100,000.

Name                  Position       Year        Salary
----------------------------------------------------------
Richard Griffiths       CEO          2001        $38,217

To date in 2002, we have paid Mr. Griffiths salary of $10,570.03 to his date of termination in March.

No other annual compensation, including a bonus or other form of compensation; and no long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, were paid to Mr. Griffiths or any other current officers or directors during this period.


Employment Contracts or Arrangements

We do not have employment agreements. We have no agreements to pay any of our officers any compensation and none of our officers, except as set forth above, has been paid any compensation in 2002.




PAGE-24-




Board Compensation

Members of our board of directors do not receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings.


PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS


Related party transactions for the period from July 30, 2001
(inception) through December 31, 2001 are as follows:

In July 2001, Urbanalien issued 6,289,500 shares of common
stock to our founders Anila Ladha, Shamira Jaffer and
Richard Griffiths for assets.  The assets were kiosks and
the software used by the kiosks.  The kiosks were valued at
$310,384 and the software was valued at $444,356.  $310,384
represents historical cost of four interactive kiosk and in particular is made up from the cost of development of the kiosks, cost of mock-up of the kiosks, and the cost of design of the kiosks. $444,356 represents historical cost of software development. Historical cost recorded for the kiosks and software was the actual amounts paid by Anila
Ladha, Shamira Jaffer and Richard Griffiths to unrelated third party vendors.

In July 2001, Urbanalien issued 2,775,500 shares of common stock to our founders Anila Ladha, Shamira Jaffer and Richard Griffiths for services. The services were valued at $333,061 or the fair value of the services performed. The value of $333,061 represents the cost of consulting services rendered by Anila Ladha, Shamira Jaffer and Richard Griffiths to develop the software based upon the fair market value of their time spent in rendering these services.

Urbanalien paid Touchpoint, a related entity owned by two officers and shareholders Anila Ladha and Shamira Jaffer, who also devote time to that entity, $89,792 for additional non-custom developed kiosks. $89,792 represents the historical cost of four interactive kiosks for Galaxy cinemas and did not require mockup and design. The amount was recorded in accounts payable as of December 31, 2001 and paid in January 2002.

The difference between the price of the custom and non-custom kiosks is $ 310,384 versus $ 89,792.




PAGE-25-




Although the kiosks and software were acquired within two years of the date of transfer, no profit was realized by the affiliates in these transactions as the cost paid to third party vendors by these affiliates was in excess of $850,000, which is comprised of the following:

*    Kiosks Hardware            $391,027
*    Software                   $444,356
*    Computer Equip.             $11,500

In August 2001, Urbanalien entered into an agreement with Touchpoint, an entity owned by two officers and shareholders, who also devote time to that entity, for general office functions like record keeping and payroll service and telephone and Internet connections. The agreement is for $14,000 per month from August 1, 2001 through December 31, 2002. As of December 31, 2002 $36,000 was recorded in accounts payable.

In August 2001, Urbanalien entered into an agreement with Blir Ltd., an entity owned by the CEO, who also devotes time to that entity, for the following services:

*    System network blueprints and documentation
*    System reporting requirements and planning
*    Content management analysis and planning
*    Content distribution analysis and planning
*    Logo design and introductory web-site
*    Development of Urbanalien's website
*    Technical assistance in maintaining the website

The agreement is for 612,500 shares of common stock or $73,500 the fair value of these services, which was recorded in consulting expense for the period ended December 31, 2001. The basis for valuing these services is the amount of time and effort expended in rendering these services. No further services are being rendered under this agreement.

On July 21 2001, Urbanalien received an assignment of its
domain name from Touchpoint for no consideration.   The
reason for this assignment and the fact that no consideration was paid is that an error was made by the entity assigning domain names. Touchpoint registered our domain name an another, separate domain name for itself at the same time. However, instead of the entity issuing one name to us and the other to Touchpoint, it issued both to Touchpoint. When the error was discovered by Touchpoint in July 2001, it assigned us the name for no consideration.
Touchpoint paid approximately $70 for the domain name assigned.


PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.

Common Stock

We are authorized to issue 50,000,000 shares of common stock, par value $0.001. As of September 30, 2002, there were 19,132,500 shares of common stock issued and outstanding that are held by 89 shareholders of record.




PAGE-26-




Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001, of which no shares are issued. We presently have no plans to issue any shares of preferred stock. However, preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. The board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding and unfriendly takeover or attempted changes in control.

There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.


PART II - ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.




PAGE-27-




Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities. However, we do anticipate that we will have a market maker file an application to secure a qualification for quotation of our securities on the over the counter bulletin board once the SEC indicates they have no further comments on this filing.

Options, Warrants, Convertible Securities

We have no options, warrants or convertible securities outstanding, except as follows:
We have granted Mr. Billinger the right to convert any amounts owed for services rendered, whether previous to, during, or subsequent to the Consulting Agreement at a price of $.12 per share. The amount owed at December 31, 2002 was $30,325.95USD.


Penny Stock Considerations

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $100,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

  o Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

  o Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

  o Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

  o Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.




PAGE-28-




Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Holders

As of the date of this registration statement, we had 89 holders of record of our common stock.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the board of directors deems relevant.

Reports to Shareholders

As a result of filing this registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We intend to voluntarily send an annual report with audited financial statements to our security holders.

Where You Can Find Additional Information

For further information about us and the shares of common stock registered hereunder, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC is also available at a web site maintained by the SEC at http://www.sec.gov.




PAGE-29-




PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.


PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.



PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Since inception, we have issued shares as follows:

Name         Type of    Description of     Date      Number of     Amount
             Consider-  Asset/Service                Shares        received
             ation
------------------------------------------------------------------------------
Anila Ladha  Assets     Kiosk/software    7/31/2001  2,209,825.00   265,179.00

Anila Ladha  Services   Consulting        7/31/2001                 117,021.00
                        services                       975,175.00
                        relating to
                        the software
                        development
------------------------------------------------------------------------------
Shamira      Assets     Kiosk/software    7/31/2001                 265,179.00
Jaffer                                               2,209,825.00
------------------------------------------------------------------------------
Shamira      Services   Consulting        7/31/2001                 117,021.00
Jaffer                  services                       975,175.00
                        relating to
                        the software
                        development
------------------------------------------------------------------------------
Richard      Assets     Kiosk/software    7/31/2001                 224,382.00
Griffiths                                            1,869,850.00
------------------------------------------------------------------------------
Richard      Services   Consulting        7/31/2001
Griffiths               services                       825,150.00    99,018.00
                        relating to
                        the software
                        development
------------------------------------------------------------------------------
Perter       Services   Legal services    7/31/2001                 102,900.00
Verbeek                                                857,500.00
------------------------------------------------------------------------------
Ken & Eva    Cash                         7/31/2001
Gord                                                   208,333.00    25,000.00
------------------------------------------------------------------------------
Ken & Eva    Cash                         7/31/2001
Gord                                                   208,334.00    25,000.00
------------------------------------------------------------------------------
George       Services   Strategic         7/31/2001
Maryniuk                Business                        48,228.00     5,787.36
                        Consulting
------------------------------------------------------------------------------
Graham       Services   Strategic         7/31/2001
Griffiths               Business                        30,866.00     3,703.92
                        Consulting
------------------------------------------------------------------------------
Brian        Services   Strategic         7/31/2001
Jackson                 Business                        21,220.00     2,546.40
                        Consulting




PAGE-30-




------------------------------------------------------------------------------
Peter Green  Services   Strategic         7/31/2001
                        Business                        48,228.00     5,787.36
                        Consulting
------------------------------------------------------------------------------
Shelly       Services   Strategic         7/31/2001
Blechman                Business                        96,458.00    11,574.96
                        Consulting
------------------------------------------------------------------------------
MADS Corp    Cash                         7/31/2001
                                                       166,666.00    20,000.00
------------------------------------------------------------------------------
Siematic     Cash                         7/31/2001
Corp                                                   625,000.00    75,000.00
------------------------------------------------------------------------------
Devasish     Cash                         7/31/2001
Mitra                                                   41,667.00     5,000.00
------------------------------------------------------------------------------
Edward       Assets     Kiosk/software    7/31/2001
Hamilton                                               552,458.00    66,295.00
------------------------------------------------------------------------------
Edward       Services   Advisory          7/31/2001
Hamilton                Services                       243,792.00    29,255.00
------------------------------------------------------------------------------
Lorne Tarr   Assets     Kiosk/software    7/31/2001
and Dan                                                  6,942.00       833.00
------------------------------------------------------------------------------
Devine
Lorne Tarr   Services   Advisory          7/31/2001
and Dan                 Services                         3,058.00       367.00
Devine
------------------------------------------------------------------------------
Touchpoint - Assets     Kiosk/software    7/31/2001
Related                                                205,542.00    24,665.00
party
------------------------------------------------------------------------------
Touchpoint - Services   Technical         7/31/2001
Related                 Services                        90,708.00    10,885.00
party
------------------------------------------------------------------------------
Go Public    Services   Advisory          7/31/2001
Today                   Services                       250,000.00    30,000.00
------------------------------------------------------------------------------
Airam        Services   Strategic         7/31/2001   750,000,000    90,000.00
Capital                 Business
Group                   Consulting
------------------------------------------------------------------------------
Blir Ltd.    Services   Technical         7/31/2001
                        Services                       612,500.00    73,500.00
------------------------------------------------------------------------------
TOTAL SHARES                                           14,132,500

All the above shares issued by us for non cash consideration were issued under Section 4(2) of the Securities Act. The exemption provided under section 4(2) was available because:

* None of these issuances involved underwriters, underwriting discounts or commissions.
* Restrictive legends are placed on all certificates issued.
* The distribution did not involve general solicitation or advertising.
* The distributions were made only to accredited investors or investors who were believed to be sophisticated enough to evaluate the risks of the investment.

We relied upon Regulation S of the Securities Act of 1933, as amended for the above issuances for cash.




PAGE-31-




We believed that Regulation S was available because:

  o None of these issuances involved underwriters, underwriting discounts or commissions;

  o We placed restrictive legends on all certificates issued;

  o No offers or sales of stock under the Regulation S offering were made to persons in the United States; and

  o No direct selling efforts of the Regulation S offering were made in the United States.

In December 2001, Urbanalien issued 3,000,000 shares of common stock to approximately 67 non-affiliated accredited or sophisticated investors under a 504 offering registered with the state of Nevada for cash proceeds of $324,000, net of commission of $36,000 paid to a non-affiliated Series 63
Agent of the Issuer who assisted in the marketing of this offering, as provided under Nevada law.. Management has represented that all of these securities were sold and commissions were paid in compliance with the provisions of Nevada law concerning offerings registered by qualification in Nevada.

On December 1, 2002, we issued Mr. Steve Billinger 1,000,000 shares of common stock as compensation for him under a consulting agreement. We valued the shares at par value, $.001 per share.

These shares were issued under Section 4(2) of the Securities Act. The exemption provided under section 4(2) was available because:

* None of these issuances involved underwriters, underwriting discounts or commissions.
* Restrictive legends are placed on all certificates issued.
* The distribution did not involve general solicitation or advertising.
* The distribution was made only a non-accredited, sophisticated investor familiar with our operations.


PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our articles of incorporation and by-laws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person under certain circumstances. NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents provides in summary as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.




PAGE-32-




2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals  therefrom, to be liable to the corporation  or  for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

       3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
      (Added to NRS by 1997, 694)

NRS   78.751   Authorization  required   for   discretionary
indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

        1.   Any  discretionary  indemnification  under  NRS
78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
      (a) By the stockholders;
      (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
      (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
      (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
      2.
NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.




PAGE-33-




A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.


Our Articles and By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.




PAGE-34-




PART F/S. FINANCIAL STATEMENTS


























PAGE-35-





INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
  Urbanalien Corporation
  Toronto, Ontario Canada

We have audited the accompanying balance sheet of Urbanalien Corporation as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the period from July 30, 2001 (Inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Urbanalien Corporation as of December 31, 2001, and the results of its operations and its cash flows for the period from July 30, 2001 (Inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, Urbanalien has incurred a loss for the period ended December 31, 2001 of $1,953,859 and at December 31, 2001 had a
working capital deficit of $269,518. Urbanalien will require additional working capital to develop its business until Urbanalien achieves a level of revenues adequate to generate sufficient cash flows from operations. These conditions raise substantial doubt about Urbanalien's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.


Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com


                       April 18, 2002




PAGE-36-




                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                        BALANCE SHEET
                        December 31,

                                                         2001
                       ASSETS                           --------

Current assets
  Cash                                                  $ 2,827
  Accounts receivable
    Trade, less allowance for doubtful accounts of $0     9,687
    Other                                                 3,522
                                                        --------
    Total current assets                                 16,036

Property and equipment, net                              11,559
                                                        --------
                                                       $ 27,595
                                                        ========
        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                     $ 67,051
  Accounts payable - related party                      133,815
  Accrued expenses                                       84,688
                                                        --------
    Total current liabilities                           285,554
                                                        --------
Commitments

STOCKHOLDERS' EQUITY:
Preferred stock; $.001 par value, 5,000,000
authorized,                                                   -
  None issued and authorized
Common stock, $.001 par value, 50,000,000 shares
  Authorized, 17,132,500 shares issued and               17,133
outstanding
Additional paid in capital                            2,002,767

Deficit accumulated during the development stage     (1,953,859)
                                                        --------
                                                         66,041
Less: subscription receivable                          (324,000)
                                                        --------
  Total Stockholders' Equity                           (257,959)
                                                        --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 27,595
                                                        ========






       See accompanying summary of accounting policies and notes to financial statements.




PAGE-37-




                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF OPERATIONS
    For the Period from July 30, 2001 (Inception) through
                      December 31, 2001

                                                   Inception
                                                    through
                                                     2001
                                                  -------------
Revenues                                           $    9,687
Cost of revenues                                        2,978
                                                  -------------
Gross margin                                            6,709

Operating expenses:
  Impairment                                          854,063
  Consulting fees                                     770,672
  Professional fees                                   139,047
  Management fees                                      92,543
  Depreciation                                         72,111
  Other general and administrative                     32,132
                                                  -------------
                                                    1,960,568
                                                  -------------
Net loss                                          $(1,953,859)
                                                  =============
Net loss per share:
  Basic and diluted                                   $(0.14)
                                                  =============
Weighted average shares outstanding:
  Basic and diluted                                14,152,108
                                                  =============

       See accompanying summary of accounting policies and notes to financial statements.










PAGE-38-




                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
              STATEMENT OF STOCKHOLDERS' EQUITY
    For the Period from July 30, 2001 (Inception) through
                      December 31, 2001

                                               Deficit
                                               accum.
                                             during the
                                Additional     devel.
                Common Stock      paid in       Stage         Subs.
                                  capital                     Rec.     Total
              Shares    Amount
              ---------------------------------------------------------------
Issuance of
common stock
to founders   6,289,500 $ 6,289  $  748,451            -        -    $754,740
for assets

Issuance of
common stock
to founders   2,775,500   2,776     330,285            -        -     333,061
for services

Issuance of
common stock   764,942      765      91,028            -        -      91,793
for assets

Issuance of
common stock  1,250,000   1,250     148,750            -        -     150,000
for cash

Issuance of
common stock  3,052,558   3,053     363,253            -        -     366,306
for services

Issuance of
common stock  3,000,000   3,000     321,000            -  (324,000)         -
for cash

Net loss             -        -           -  (1,953,859)        -  (1,953,859)
Balance,      ----------------------------------------------------------------
  December   17,132,500 $17,133  $2,002,767  $(1,953,859) $(324,000)$(257,959)
31, 2001      ================================================================

       See accompanying summary of accounting policies and notes to financial statements.




PAGE-39-




                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF CASH FLOWS
    For the Period from July 30, 2001 (Inception) through
                      December 31, 2001

                                                       Inception
                                                        through
                                                          2001
CASH FLOWS FROM OPERATING ACTIVITIES                   ------------

Net loss                                               $(1,953,859)
Adjustments to reconcile net deficit to cash used by
operating activities:
  Depreciation and amortization                             72,112
  Common stock issued for services                         699,367
  Impairment                                               854,063
Net change in:
  Accounts receivable                                      (13,209)
  Accounts payable                                         200,866
  Accrued expenses                                          84,688
                                                       ------------
CASH FLOWS USED IN OPERATING ACTIVITIES                    (55,972)
                                                       ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                     (91,201)
                                                       ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock for cash                        150,000
                                                       ------------
NET INCREASE IN CASH                                         2,827
Cash, beg. of period                                             -
                                                       ------------
Cash, end of period                                       $  2,827
                                                       ============
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                                             $      -
Income tax paid                                           $      -

Acquisition of assets for common stock                  $  846,533



       See accompanying summary of accounting policies and notes to financial statements.




PAGE-40-




                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business

Urbanalien Corporation ("Urbanalien")has been organized for the primary purpose of providing high speed Internet access kiosks in movie theaters. The Company was incorporated in the state of Nevada on July 30, 2001. The Company has devoted its activities to raising capital, developing products, establishing marketing alliances, establishing interactive kiosk terminals and developing markets. Urbanalien's website is www.urbanalien.com which provide descriptions of Urbanalien's Interactive kiosk terminals functionality. Urbanalien has 12 high speed Internet access kiosks established in movie theaters in the Toronto Canada area and plans on establishing other high speed Internet access kiosks throughout North America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United
States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Long-Lived Assets

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by applying the straight-line method over their estimated useful lives (five years). Urbanalien performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Urbanalien has incurred delays in the implementation of its business plan. This has caused Urbanalien to determine its ability to earn sufficient revenues in the next 12 months is impaired, therefore management determined its long-lived assets had become impaired and recorded an impairment charge of $854,063 for the period ended July 31, 2001.

Software Capitalization

Urbanalien adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with this standard, certain direct development costs associated with internal-use software are capitalized, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.




PAGE-41-




Foreign Currency

Urbanalien has the U.S. dollar designated as its functional currency. Financial statements are remeasured to U.S. dollars for reporting purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Revenue and other expense elements are remeasured at rates that approximate the rates in effect on the transaction dates. Remeasurement gains and losses are included in other income and expense.

Revenue Recognition

Urbanalien recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable.

Urbanalien recognizes revenue from the sale of advertising related products and services like interactive advertising, studio promotion, and event management as the services are performed.

Urbanalien maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Urbanalien's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Income Taxes

Urbanalien accounts for income taxes under the asset and liability approach. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Urbanalien records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based Compensation

Urbanalien accounts for stock-based compensation under the intrinsic value method. Under this method, Urbanalien recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant.

Basic Loss Per Common Share.

Basic  loss  per  share  has been calculated  based  on  the
weighted   average  number  of  shares   of   common   stock
outstanding during the period.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flow.




PAGE-42-




NOTE 2 - Going Concern

The Company is a development stage entity with limited operations. For the period ended December 31, 2001, Urbanalien incurred a loss totaling $1,953,859 and at December 31, 2001 had a capital deficit of $269,518.
Because of these factors, Urbanalien will require additional working capital to develop its business operations.

Urbanalien intends to raise additional working capital either through private placements, public offerings and/or bank financing. As of April 18, 2002, Urbanalien received
$324,000 from a private placement in December 2001, net of commissions of $36,000. This amount was recorded as subscription receivable as of December 31, 2002.

There are no assurances that Urbanalien will be able to either (1) increase its operations and achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support Urbanalien's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, Urbanalien will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Urbanalien. If adequate working capital is not available Urbanalien may not increase its operations.

These conditions raise substantial doubt about Urbanalien's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Urbanalien be unable to continue as a going concern.

NOTE 3 - Property and Equipment

Property and equipment consisted of the following at December 31:

                                                  2001
                                              -------------
  Computer equipment                            $  12,559
  Kiosks                                          480,819
  Kiosk software                                  444,356
                                              -------------
                                                  937,734
  Less: Accumulated depreciation and             (926,175)
  amortization                                -------------
                                                $  11,559
                                              =============

Depreciation and amortization expense totaled $81,112 in 2001. As stated above, Urbanalien recorded an impairment charge of $854,063 for the period ended December 31, 2001.

NOTE 4 - RELATED PARTY TRANSACTIONS

Related party transactions for the period from July 30, 2001
(inception) through December 31, 2001 are as follows:




PAGE-43-




In July 2001, Urbanalien issued 6,289,500 shares of common stock to its founders for assets. The assets were kiosks and the software used by the kiosks. The kiosks were valued at $310,384 and the software was valued at $444,356. The kiosks and software were valued at the founders cost and were assembled and written by unrelated third parties for the founders.

In July 2001, Urbanalien issued 2,775,500 shares of common stock to its founders for services. The services included the formation of Urbanalien, formulation of a business plan, preparation of a budget and other business and financial consulting that were valued at $333,061 or the fair valued of the services performed. The $333,061 was included in consulting fees for the period ended December 31, 2001.

Urbanalien paid a related entity owned by two officers and shareholders, who also devote time to that entity, $89,792 for kiosks. The amount was recorded in accounts payable as of December 31, 2001 and paid in January 2002.

In August 2001, Urbanalien entered into an agreement with an entity owned by two officers and shareholders, who also devote time to that entity, for the use of office furniture, reception facilities, general office functions like record keeping and payroll service and telephone and Internet connections. The agreement is for $14,000 per month from August 1, 2001 through December 31, 2002. As of December 31, 2002 $36,000 was recorded in accounts payable. Urbanalien recorded $92,543 as management fees under this agreement for the period ended December 31, 2001.

In August 2001, Urbanalien entered into a one year agreement with an entity owned by the CTO, who also devotes time to that entity, for the development of Urbanalien's website and technical assistance in maintaining the website. The agreement is for 612,500 shares of common stock or $73,500 the fair value of the services, which was recorded in consulting expense for the period ended December 31, 2001.

NOTE 5 - STOCKHOLDERS' EQUITY

The initial authorized capital of Urbanalien consisted of 50,000,000 shares at $.001 par value common stock and 5,000,000 shares of $.001 par value preferred stock.

In July 2001, Urbanalien issued 6,289,500 shares of common stock to Urbanalien's founders in payment for kiosks valued at $310,384 and software valued at $444,356 or $754,740 or $0.12 per share. The assets were valued at the founders cost. The founders cost was based on amounts paid to non-related third parties.

In July 2001, Urbanalien issued 2,775,500 shares of common stock to Urbanalien's founders for services. The services were valued at $333,060 or $0.12 per share. The services included the formation of Urbanalien, formulation of a business plan, preparation of a budget and other business and financial consulting.

In July 2001, Urbanalien issued 764,942 shares of common stock for a kiosk valued at $91,793 or $0.12 per share.

In  July  through October 2001, Urbanalien issued  1,250,000 shares of common stock for cash proceeds of $150,000 or $0.12 per share.




PAGE-44-




In July 2001, Urbanalien approved entering into various consulting agreements for legal, financial and marketing services, whereby the consultants would be issued 3,052,558 shares of Urbanalien's common stock for services to be rendered to Urbanalien from July 2001 through August 2002. Urbanalien recorded consulting expense of $366,306 or the fair value of the services provided.

In December 2001, Urbanalien issued 3,000,000 shares of common stock for cash proceeds of $324,000, net of commission of $36,000 or $0.12 per share. The cash was received by Urbanalien in January 2002.

NOTE 6 - INCOME TAXES

For the period ended December 31, 2001, Urbanalien incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $1,100,000 at December 31, 2001, and will expire in the year 2021.

Deferred  income taxes consist of the following at  December
31,:

                                  2001
  Long-term:                    ----------
    Deferred tax assets       $   374,000
    Valuation allowance          (374,000)
                                ----------
                              $         -
                                ==========

NOTE 7 - COMMITMENTS

Urbanalien leases office facilities under a non-cancelable operating lease with a term from August 2001 through July
2004.  Rent expense was $20,000 for the period ended
December 31, 2001.

Urbanalien's minimum rental commitments under the non-cancelable operating lease at December 31, 2001 were approximately $48,000 in each of the years 2002 and 2003 and $28,000 in 2004.










PAGE-45-





                     URBANALIEN CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
                          BALANCE SHEET
                       September 30, 2002
                           (Unaudited)

                      ASSETS

Current assets
  Cash                                               $    1,998
  Accounts receivable - other                            27,263
                                                     -----------
    Total current assets                                 29,261

Property and equipment, net                             145,319
                                                     -----------
                                                     $  174,580
                                                     ===========
       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                   $  358,039
  Accrued expenses                                       44,844
                                                     -----------
    Total current liabilities                           402,883
                                                     -----------
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.001 par value, 5,000,000
shares                                                        -
    authorized, no shares issued and outstanding
  Common stock, $.001 par value, 20,000,000 shares
    authorized, 17,132,500 shares issued and             17,133
outstanding
Additional paid in capital                            2,002,767
Deficit accumulated during the development stage     (2,248,203)
                                                     -----------
  Total Stockholders' Equity (Deficit)                 (228,303)
                                                     -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $  174,580
(DEFICIT)                                            ===========


See notes to interim condensed financial statements.





PAGE-46-




                     URBANALIEN CORPORATION
                  (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF OPERATIONS
        For the Three and Nine Months Ended September 30,
                           (Unaudited)

                                                               Inception
                  Three Months Ended     Nine Months Ended      through
                    September 30,          September 30,       September
                                                                   30,
                     2002       2001        2002       2001        2002
                  --------   --------   ---------   --------   ---------
Revenues                $          $           $          $           $
                        -          -           -          -       9,687
Cost of revenues    6,470          -      40,264          -      40,264
                  --------   --------   ---------   --------   ---------
Gross loss         (6,470)         -    (40,264)          -     (30,577)
                  --------   --------   ---------   --------   ---------
Operating
expenses:
  Impairment            -          -           -          -     854,063
  Consulting            -    575,000      61,668    575,000     832,340
fees
  Professional     10,001    140,750      27,866    140,750     166,913
fees
  Management            -          -           -          -      92,543
fees
  Depreciation      8,319                 12,886          -      84,998
  Other general
and                23,612     45,229     152,799     45,229     187,908
                  --------   --------   ---------   --------   ---------
administrative     41,932    760,979     255,219    760,979   2,218,765
                  --------   --------   ---------   --------   ---------
Loss from         (48,402)  (760,979)   (295,483)  (760,979) (2,249,342)
operations

Other income         (376)                 1,139                  1,139
(expense)         --------   --------   ---------   --------   ---------

Net loss         $(48,778) $(760,979)  $(294,344) $(185,979) $(2,248,203)
                  ========   ========   =========   ========   =========

Net loss per
share:
  Basic and      $  (0.00) $   (0.05)  $   (0.02) $   (0.05)
diluted           ========   ========   =========   ========

Weighted average
shares
outstanding:
  Basic and     17,132,500  14,132,500  17,132,500  14,132,500
diluted           ========   ========   =========   ========




See notes to interim condensed financial statements.





PAGE-47-




                     URBANALIEN CORPORATION
                     STATEMENT OF CASH FLOWS
             For the Nine Months Ended September 30,
                           (Unaudited)

                                                           Inception
                                                            Through
                                                           September
                                    2002         2001       30, 2002
CASH FLOWS FROM OPERATING        ----------   ----------   -----------
ACTIVITIES
Net loss                         $(245,566)   $(760,979)   $(2,248,203)

Adjustments to reconcile net
deficit to cash used by
operating activities:
  Depreciation and amortization      4,567            -         84,998
  Common stock issued for                -      575,000        699,367
services
  Impairment                             -            -        854,063
Net change in:
  Accounts receivable -trade         9,687            -              -
  Accounts receivable - other      (23,741)           -        (27,263)
  Note receivable                        -       90,750              -
  Accounts payable                 120,676       31,106        358,039
  Accrued expenses                 (39,844)           -         44,844
                                 ----------   ----------   -----------
CASH FLOWS USED IN OPERATING
ACTIVITIES                        (174,221)     (64,123)      (234,155)
                                 ----------   ----------   -----------

CASH FLOWS FROM INVESTING
ACTIVITIES
Capital expenditures              (146,646)           -       (237,847)
                                 ----------   ----------   -----------

CASH FLOWS FROM FINANCING
ACTIVITIES
Issuance of common stock           324,000      150,000        474,000
                                 ----------   ----------   -----------
NET INCREASE (DECREASE) IN CASH      3,133       85,877          1,998
Cash, beg. of period                 2,827            -              -
                                 ----------   ----------   -----------
Cash, end of period                      $            $              $
                                     5,960       85,877          1,998
                                 ==========   ==========   ===========
SUPPLEMENTAL CASH FLOW
INFORMATION
  Interest paid                          $            $              $
                                         -            -              -
  Income taxes paid                      $            $              $
                                         -            -              -

NON-CASH TRANSACTIONS
  Acquisition of assets for
common                                   $            $              $
    stock                                -      846,533        846,533






See notes to interim condensed financial statements.





PAGE-48-




                     URBANALIEN CORPORATION
                NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Urbanalien Corporation have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in the Company's registration statement filed with the SEC on Form 10-SB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2001 as reported in Form 10-SB, have been omitted.





















PAGE-49-




PART III - ITEM 1.  EXHIBITS


Item 3

1    Articles of Incorporation of UrbanAlien, Inc., a Nevada Corporation
2    By-laws of UrbanAlien, Inc., a Nevada Corporation

Item 4

1    Form of common stock Certificate of the UrbanAlien, Inc. (1)

Item 10

1    Galaxy Memorandum of Understanding
2    Cineplex Odeon Memorandum of Understanding
3    Touchpoint Professional Services Agreement *
4    Urbanalien.com domain name original registration
5    Urbanalien.com domain name amendment
6    Surveyed results from trial deployment
7    Touchpoint Management infrastructure amended agreement*
8    Blir LLC Contractor's Agreement
9    Richard Griffiths Termination and Release document as
    officer and director of Urbanalian *
10   Stock Restriction Agreement between Urbanalien and Griffiths *
11   Software Assignment *
12   Consulting agreement with Steve Billinger *
13   Form of employment agreement with Steve Billinger *

We have no subsidiaries.

* filed herewith


  All  other  Exhibits called for by Rule 601 of  Regulation
SB-2 are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.




PAGE-50-




                         SIGNATURES

      In  accordance  with  Section  12  of  the  Securities
Exchange   Act  of  1934,  the    registrant   caused   this
registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

             UrbanAlien Corporation (Registrant)

Date:     January 20, 2003


/s/ Anila Ladha
---------------
Anila Ladha, Principal Executive Officer, Chief
Financial Officer and Principal Financial Officer and
Principal Accounting Officer






















PAGE-51-